NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES REPORTS
FOURTH QUARTER AND FULL YEAR 2010 RESULTS

All dollar references are in U.S. dollars unless noted otherwise.

NEW YORK, February 11, 2011 – Brookfield Properties Corporation (“Brookfield Office Properties”) (BPO: NYSE, TSX) today announced that net income attributable to common shareholders for the year ended December 31, 2010 was $1,552 million or $2.73 per diluted share, compared with a loss of $220 million or ($0.52) per diluted share in 2009. Net income attributable to common shareholders for the three months ended December 31, 2010 was $971 million or $1.70 per diluted share, compared with $1,038 million or $1.76 per diluted share for the three months ended December 31, 2009.

Funds from operations (“FFO”) for the year ended December 31, 2010 was $727 million or $1.37 per diluted common share, compared with $556 million or $1.25 per diluted common share during the same period in 2009.  FFO for the three months ended December 31, 2010 was $216 million or $0.40 per diluted share, compared with $208 million or $0.40 per diluted share during the same period in 2009.

Commercial property net operating income for the year was $729 million, compared with $690 million in 2009. Commercial property net operating income for the fourth quarter of 2010 was $203 million, compared with $204 million during the fourth quarter of 2009.

Brookfield Office Properties’ occupancy rate finished the year at 95.0%, consistent with year-end 2009, and down 10 basis points from the previous quarter.

HIGHLIGHTS OF THE FOURTH QUARTER

Leased 2.2 million square feet of space during the quarter at an average net rent of $36 per square foot. Full year leasing totaled 6.9 million square feet, 1.5 times 2009’s full year leasing activity and above the company’s five-year average leasing total of 6.5 million square feet. Highlights from the quarter include:

New York –733,000 square feet

•	A new 10-year lease with Societe Generale for 444,000 square feet at 245 Park Avenue

•	A five-year renewal with Bank of America/Merrill Lynch for 111,000 square feet at Newport Tower in Jersey City, NJ

Calgary – 330,000 square feet

•	A 13-year renewal and expansion with Suncor Energy for 184,000 square feet at Suncor Energy Centre

•	A 10-year renewal and expansion with West Coast Energy Inc. for 125,000 square feet at Fifth Avenue Place

Toronto – 262,000 square feet

•	An 11-year renewal with HSBC Bank Canada for 109,000 square feet at HSBC Building

Houston – 256,000 square feet

•	A nine-year expansion with BNP Paribas for 49,000 square feet at Three Allen Center

Los Angeles – 220,000 square feet

•	A new 20-year lease with Target Corp. for 98,000 square feet of space at 7th & Fig retail center

•	An eight-year renewal with Occidental Petroleum subsidiary Oxy Long Beach Inc. for 52,000 square feet at Landmark Square

Washington, DC – 165,000 square feet

•	A new 15-year lease with Federal Retirement Thrift Investment Board for 55,000 square feet at 77 K Street, NE

•	A 10-year extension and expansion with Institute of International Education for 41,000 square feet at 1400 K Street, NW

Reduced 2013 lease expiry exposure by leasing an additional 736,000 square feet subsequent to quarter end:

•
Leased 500,000 square feet to Bank of Montreal at First Canadian Place in Toronto. The renewal, which commences upon the original lease’s expiry in 2013, will extend a further ten years to 2023. BMO maintains a separate lease in the building for over 500,000 square feet, also expiring in 2023, bringing its total occupancy at First Canadian Place to over one million square feet.

•
Leased 236,000 square feet at Two World Financial Center in New York to OppenheimerFunds for a 15- year term, commencing upon expiration of its sublease with Bank of America/Merrill Lynch in October 2013.

Refinanced approximately $1 billion at historically low interest rates, generating net proceeds of approximately $500 million, including:

•	245 Park Avenue, New York, for $800 million ($400 million at the company’s share) with a 3.88% interest rate and seven-year term

•	Heritage Plaza, Houston, for $200 million with a 4.97% interest rate and 12-year term

•	Three World Financial Center, New York, for $150 million with an interest rate of LIBOR + 2.75% and four-year term

•	Reston Crescent, Virginia, for $75 million with a LIBOR + 1.75% interest rate and five-year term

•	1250 Connecticut Ave., Washington, DC, for $53 million with a 5.86% interest rate and five-year term

•	Bankers Court, Calgary for $48 million with a 4.95% interest rate and 10-year term

•	1550 and 1560 Wilson Blvd, Arlington, VA for $70 million subsequent to the fourth quarter with a LIBOR + 2.50% interest rate and five-year term

Generated a further $750 million in gross proceeds through various capital initiatives:

•	Issued 12 million preferred shares, Series P at a price of C$25.00 per share yielding 5.15% per annum for the initial 6 ½-year period, generating proceeds of C$300 million.

•
Sold 6.8 million trust units of Brookfield Office Properties Canada (BOX) at a purchase price of C$22 per unit, raising gross proceeds of C$150 million. Brookfield Office Properties’ ownership interest in its Canadian affiliate currently stands at 83.3%.

•
Sold 1225 Connecticut Ave., Washington, DC, generating proceeds of $216 million that were used to reduce U.S. Office Fund debt. The company realized an approximate 16% internal rate of return on the asset since acquisition in 2006. In addition, sold 1250 23rd Street, Washington, DC, for proceeds of $40 million.

•
Sold Canadian Western Bank Place and Enbridge Tower in Edmonton, generating net proceeds of $41 million and realizing an approximate 41% internal rate of return on the assets since acquisition in 2005.

Recycled $435 million of capital into new acquisitions:

•	Acquired Heritage Plaza, Houston for $321.5 million. The 53-story, 1.8-million-square-foot office tower in Houston’s central business district is 84% leased.

•	Acquired 650 Massachusetts Avenue, Washington, DC for $113 million. Located the East End submarket, the eight-story office building containing 313,000 rentable square feet is 72% leased.

Advanced the divestiture of the company’s residential land division for aggregate proceeds of $1.2 billion.  Subsequent to the fourth quarter, the proxy outlining the terms of the merger of the company’s residential land division with Brookfield Homes to be known as Brookfield Residential Properties Inc., was finalized and will be mailed to Brookfield Homes shareholders. The Brookfield Homes shareholder meeting to approve the transaction has been scheduled for March 15. Materials related to the rights offering will be mailed to Brookfield Office Properties shareholders shortly.

Announced director and management changes. Paul McFarlane has retired as a director and has joined the Board of Trustees of Brookfield Office Properties Canada. He will be replaced at Brookfield Office Properties’ annual and special meeting of shareholders on May 4, 2011. Brian Kingston has been named President & CEO of Australian Commercial Operations. Kurt Wilkinson has been named Chief Operating Officer of Australian Commercial Operations.

GUIDANCE

Brookfield Office Properties announced that full-year 2011 diluted funds from operations prior to lease termination income, special fees and gains to be in the range of $584 million to $609 million, or $1.05 to $1.10 per share, with a mid-point of $598 million or $1.08 per share.  The primary assumptions used for the mid-point of this guidance range are:

•	average net rental rates per square foot on 2011 leasing activity consistent with 2010;

•	same property net operating income of approximately 1.5% less than 2010 due to two lease rollovers in New York and Boston; and

•	an exchange rate that assumes $1.00 United States to $1.00 Canadian and $1.01 Australian.

OUTLOOK

“Having achieved overall leasing activity of 6.9 million square feet in 2010, our second-highest annual leasing volume ever and 50% higher than 2009, we begin 2011 observing confidence returning to our primary office markets,” stated Ric Clark, president and chief executive officer of Brookfield Office Properties. “With a strong balance sheet, top assets, and solid platforms and people, we believe we are positioned well to grow in a recovering market.”

*  *  *

Dividend Declaration
The Board of Directors of Brookfield Office Properties declared a quarterly common share dividend of $0.14 per share payable on March 31, 2011 to shareholders of record at the close of business on March 1, 2011.  Shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the record date, unless they elect otherwise. Common shareholders have the option to participate in the company’s Dividend Reinvestment Program, in which all or a portion of cash dividends can be automatically reinvested in common shares.  The quarterly dividends payable for the Class AAA Series F, G, H, I, J, K, L, N and P preferred shares were also declared payable on March 31, 2011 to shareholders of record at the close of business on March 15, 2011.

Net Operating Income and FFO
This press release and accompanying financial information make reference to net operating income and funds from operations on a total and per share basis. Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting financing, administrative, fair value adjustments and income tax expenses. Brookfield Office Properties defines FFO attributable to common shareholders as income before fair value adjustments, depreciation, income taxes and certain other non-cash items as and when they arise, less non-controlling interests in the foregoing. FFO is determined as FFO from consolidated properties, FFO from equity accounted investments and FFO from discontinued operations. The company uses net operating income and FFO to assess its operating results. Net operating income is important in assessing operating performance and FFO is a widely-used measure to analyze real estate. The company provides the components of net operating income and a full reconciliation from net income to FFO with the financial information accompanying this press release.  The company reconciles FFO to net income as opposed to cash flow from operating activities as it believes net income is the most comparable measure.  Net operating income and FFO are both measures which do not have any standard meaning and therefore may not be comparable to similar measures presented by other companies.

Forward-Looking Statements
This press release, particularly the “Guidance” and “Outlook” sections, contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Office Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Accordingly, the company cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants' financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company's accounting policies and on period-to-period comparisons of financial results, and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States, including in the Annual Information Form under the heading “Business of Brookfield Properties – Company and Real Estate Industry Risks,” and in the company’s most recent interim report under the heading “Management’s Discussion and Analysis.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

Conference Call
Analysts, investors and other interested parties are invited to participate in the company’s live conference call reviewing 2010 fourth quarter and full year results on Friday, February 11, 2011 at 11:00 a.m. eastern time.  Scheduled speakers are Ric Clark, president and chief executive officer, and Bryan Davis, chief financial officer. Management’s presentation will be followed by a question and answer period.

To participate in the conference call, please dial 888.471.3831, pass code 3990046, five minutes prior to the scheduled start of the call. Live audio of the call will also be available via webcast at www.brookfieldofficeproperties.com. A replay of this call can be accessed through May 11, 2011 by dialing 888.203.1112, pass code 3990046.  A replay of the webcast, as well as a podcast download, will be available at www.brookfieldofficeproperties.com for one year.

Supplemental Information
Investors, analysts and other interested parties can access Brookfield Office Properties’ Supplemental Information Package before the market open on February 11, 2011 at www.brookfieldofficeproperties.com under the Investors/Financial Reports section. This additional financial information should be read in conjunction with this press release.

Brookfield Office Properties Profile

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada and Australia. Its portfolio is comprised of interests in 109 properties totaling more than 78 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, Sydney, Melbourne and Perth, making it the global leader in the ownership and management of office assets. Landmark properties include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, Darling Park in Sydney and City Square in Perth. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Contact: Melissa Coley, Vice President, Investor Relations and Communications
Tel: 212.417.7215; Email: melissa.coley@brookfield.com

CONSOLIDATED BALANCE SHEET

(US Millions, except per share amounts)	December 31, 2010	December 31, 2009(1)

Assets
Investment properties
Commercial properties	$12,742	$9,524
Commercial developments	1,050	469
Equity accounted investments(2)	2,957	1,849
Residential developments	—	1,235
Receivables and other	1,596	1,927
Restricted cash and cash equivalents	42	39
Cash and cash equivalents	142	104
Assets held for sale(3)	1,891	312
	$20,420	$15,459

Liabilities and equity
Commercial property debt	$7,261	$5,151
Residential development debt	—	177
Accounts payable and other liabilities	930	757
Deferred income tax liability	372	486
Liabilities related to assets held for sale(4)	749	174
Capital securities – corporate	1,038	1,009
Non-controlling interests – fund subsidiaries	375	300
Non-controlling interests – other subsidiaries	582	169
Preferred equity – subsidiaries	382	363
Preferred equity – corporate	848	304
Common equity	7,883	6,569
	$20,420	$15,459
Book value per common share	$15.61	$13.10
Book value per common share – pre-tax	$16.32	$14.04

(1)	Restated for adoption of IFRS
(2)	Includes the company’s investment in the U.S. Office Fund as well as other properties and entities held through joint ventures and associates
(3)
Comprises $316 million of commercial properties, $1,244 million of residential inventory, and $331 million of other assets at December 31, 2010 (December 31, 2009 -- $308 million, nil, and $4 million, respectively)

(4)
Comprises $165 million of commercial property debt, $489 million of residential development debt, and $95 million of other liabilities at December 31, 2010 (December 31, 2009 -- $156 million, nil, and $18 million, respectively)

CONSOLIDATED STATEMENT OF INCOME

	Three months ended			Full year ended
	December 31			December 31
	IFRS		CGAAP As reported	IFRS		CGAAP As reported
(US Millions)	2010	2009(1)	2009	2010	2009(1)	2009
Total revenue	$397	$330	$816	$1,326	$1,156	$2,676
Net operating income
Commercial operations	203	204	338	729	690	1,322
Residential operations(2)	—	—	74	—	—	114
	203	204	412	729	690	1,436
Interest and other income	54	8	10	110	38	44
	257	212	422	839	728	1,480
Expenses
Interest
Commercial property debt	101	79	127	322	301	531
Capital securities – corporate	15	14	14	58	53	53
Capital securities – fund subsidiaries	—	—	(9)	—	—	(26)
General and administrative	34	31	32	123	111	111
Depreciation	1	2	126	9	9	495
Income before gains (losses), share of net earnings (losses) from equity accounted investments and income taxes	106	86	132	327	254	316
Fair value and other gains (losses)	581	669	—	640	(230)	45
Share of net earnings (losses) from equity accounted investments(3)	246	213	—	604	(490)	—
Income (loss) before income tax expense	933	968	132	1,571	(466)	361
Income tax expense (benefit)	(71)	49	(6)	(6)	(61)	66
Net income (loss) from continuing operations	1,004	919	138	1,577	(405)	295
Income from discontinued operations	38	129	52	109	164	64
Net income (loss) for the period	$1,042	$1,048	$190	$1,686	$(241)	$359
Non-controlling interests	71	10	9	134	(21)	42
Net income (loss) attributable to common shareholders	$971	$1,038	$181	$1,552	$(220)	$317

(1)	Restated for adoption of IFRS
(2)	Results are classified in income from discontinued operations
(3)
Includes valuation gains of $177 million and $318 million, respectively, for the three and twelve months ended December 31, 2010 and valuation gains of $152 million and valuation losses of  ($710) million, respectively, for the three and twelve months ended December 31, 2009

Three months ended Dec. 31			Full year ended Dec. 31
(US Dollars)	2010	2009(1)	2010	2009(1)
Earnings (loss) per share attributable to common shareholders – basic
Continuing operations	$1.84	$1.80	$2.80	$(0.91)
Discontinued operations	0.07	0.26	0.22	0.38
	$1.91	$2.06	$3.02	$(0.53)

(1)	Restated for adoption of IFRS

Three months ended Dec. 31			Full year ended Dec. 31
(US Dollars)	2010	2009(1)	2010	2009(1)
Earnings (loss) per share attributable to common shareholders – diluted
Continuing operations	$1.63	$1.54	$2.53	$(0.90)
Discontinued operations	0.07	0.22	0.20	0.38
	$1.70	$1.76	$2.73	$(0.52)

(1)	Restated for adoption of IFRS

RECONCILATION TO FUNDS FROM OPERATIONS

Three months ended Dec. 31			Full year ended Dec. 31
(US Millions, except per share amounts)	2010	2009(1)	2010	2009(1)
Net income (loss) attributable to common shareholders	$971	$1,038	$1,552	$(220)
Add (deduct) non-cash and certain other items:
Fair value and other (gains) losses	(581)	(669)	(619)	230
Fair value adjustments in earnings from equity accounted investments	(177)	(152)	(318)	710
Non-controlling interests in above items	55	(7)	79	(64)
Income taxes	(71)	49	(6)	(61)
Discontinued operations	20	(48)	49	(30)
Cash payments under interest rate swap contracts(2)	(1)	(3)	(10)	(9)
Funds from operations	$216	$208	$727	$556
Preferred share dividends	(12)	(5)	(39)	(7)
FFO to common shareholders	$204	$203	$688	$549
Weighted average common shares outstanding	506.8	504.8	506.2	432.2
Funds from operations per common share	$0.40	$0.40	$1.37	$1.25

(1)	Restated for adoption of IFRS
(2)	Represents payments pursuant to $0.5 billion of floating rate debt that has been swapped to fixed rate at an average of 1.38%

COMMERCIAL PROPERTY NET OPERATING INCOME

	Three months ended Dec. 31		Full year ended Dec. 31
(US Millions)	2010	2009(1)	2010	2009(1)
Revenue from continuing operations(2)	$340	$325	$1,224	$1,141
Operating expenses	(137)	(121)	(495)	(451)
Net operating income	$203	$204	$729	$690

(1)	Restated for adoption of IFRS
(2)	Including fee income

DISCONTINUED OPERATIONS(1)
Three months ended Dec. 31			Full year ended Dec. 31
(US Millions)	2010	2009	2010	2009
Commercial revenue from discontinued operations	$14	$15	$56	$56
Operating expenses	(7)	(7)	(29)	(29)
Commercial net operating income from discontinued operations	7	8	27	27
Residential development revenue	195	244	554	451
Operating expenses	(147)	(170)	(426)	(337)
Residential development net operating income	48	74	128	114
Interest and other income	5	2	13	6
Interest expense	(2)	(3)	(10)	(13)
Funds from discontinued operations	58	81	158	134
Fair value and other gains (losses)	(6)	15	(10)	8
Depreciation and amortization	(1)	(1)	(3)	(3)
Non-controlling interests	—	1	—	1
Income taxes related to discontinued operations	(13)	33	(36)	24
Discontinued operations	$38	$129	$109	$164

(1)	Includes four properties held for sale in Minneapolis as well as our residential business